4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  1198054

  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Cisco Systems, Inc.
  858877
  <IRS-NUMBER>77-0059951
</SUBJECT-COMPANY>
<PERIOD>11/19/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Valentine, Donald
   170 West Tasman Drive


   San Jose, CA  95134-1706
2. Issuer Name and Ticker or Trading Symbol
   Cisco Systems, Inc. (CSCO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/19/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $13.6600        11/19/02       A         15,000                            (1)          11/19/11
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     11/19/02  Common Stock                   15,000        $13.6600    15,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
The option is immediately exercisable for all of the option shares.  However, any shares purchased under the option will be subject to repurchase by the Issuer, at the exercise price paid per share, upon the Reporting Person's cessation of service as a member of t he Issuer's Board of Directors  prior to vesting in those shares.  The shares subject to the option will vest in two successive equa
l annual installments upon the Reporting Person's completion each year of service as a member of the Issuer's Board of Directors ove
r the two (2)-year period measured from November 19, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Valentine, Donald
DATE 11/19/02